ROPES & GRAY LLP ONE INTERNATIONAL PLACE BOSTON, MA 02110-2624 617-951-7000 F 617-951-7050 BOSTON NEW YORK PALO ALTO SAN FRANCISCO WASHINGTON, DC

February 27, 2008

George B. Raine

(617) 951-7556

george.raine@ropesgray.com

BY EDGAR

Division of Investment Management

Securities and Exchange Commission

901 E Street, N.W.

Washington, DC 20549

Attn: Mr. Brion R. Thompson

Re:	Allianz Funds Multi-Strategy Trust (File Nos. 333-148624 and 811-22167)

Dear Mr. Thompson:

Reference is made to your letter, dated February 8, 2008 (the “Comment Letter”), setting forth comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) regarding the initial registration statement on Form N-1A, dated January 11, 2008, of the Allianz Funds Multi-Strategy Trust (the “Trust”), as well as our letter to your attention on behalf of the Trust, dated February 21, 2008 (the “Initial Response Letter”), setting forth the Trust’s responses to the Staff’s comments. This letter further responds to the Comment Letter and to your oral comments during our telephone conversations on February 21st, 22nd and 25th, 2008.

Comment 3 in the Comment Letter noted that disclosure in the second sentence of the “Principal Investments and Strategies” section of the Prospectus of the Allianz RCM Global Water Fund (the “Fund”) defines “water-related companies” as companies that derive a portion of their revenues or profits from water-related activities and requested that disclosure be added clarifying what the term “portion” means (e.g. 50% of the fund’s revenues or profits will be derived from water-related activities).

In response to the Staff’s Comment, and in lieu of our response to Comment 3 in the Initial Response Letter, the first and second sentences of the “Principal Investments and Strategies” section with respect to the Fund will be replaced with the following:

The Fund seeks to achieve its investment objective by investing, under normal circumstances, at least 80% of its net assets (plus borrowings made for investment

ROPES & GRAY LLP

Securities and Exchange Commission	February 27, 2008

purposes) in common stocks and other equity securities of companies that are represented in one or more of the S&P Global Water Index, the Palisades Water or Global Water Indices or the Janney Water Index (Composite), or that are substantially engaged in water-related activities. The portfolio managers consider “water-related activities” as those commercial activities that relate to the quality or availability of or demand for potable and non-potable water and include but are not necessarily limited to the following: water production, storage, transport and distribution; water supply-enhancing or water demand-reducing technologies and materials; water planning, control and research; water conditioning, such as filtering, desalination, disinfection and purification; sewage and liquid waste treatment; and water delivery-related equipment and technology, consulting or engineering services relating to any of the above-mentioned activities. See “Characteristics and Risks of Securities and Investment Techniques—Investments in the Water-Related Resources Sector” in this Prospectus.

In addition, in “Characteristics and Risks of Securities and Investment Techniques—Investments in the Water-Related Resources Sector,” the following paragraph will be added:

As stated in the Fund Summary, under normal circumstances, the Fund invests at least 80% of its net assets (plus borrowings made for investment purposes) in common stocks and other equity securities of companies that are represented in one or more of the S&P Global Water Index, the Palisades Water or Global Water Indices or the Janney Water Index (Composite), or that are substantially engaged in water-related activities. For purposes of the 80% test above, a company is considered to be “substantially engaged” in water-related activities if it derives at least 50% of its revenues or profits from, or devotes at least 50% of its assets to, such activities.

In our telephone conversation on February 25, 2008, you requested further clarification as to the above-named indices. These indices, established by Standard & Poor’s, the American Stock Exchange, and J-Net Global Indexes, LLC, respectively, were not commissioned or created by or at the direction of the Trust, or any investment advises thereto. Based on discussions with the investment advisers named in the Trust’s registration statement, the Trust does not believe that the Trust or any such investment adviser has any control or direct influence over these indices or over the entities that established and maintain them.

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We believe that this submission, along with the Initial Response Letter, fully responds to the Staff’s comments. Please feel free to call me at (617) 951-7556 if you have any questions regarding the foregoing.

Very truly yours,

/s/ George B. Raine

George B. Raine

cc:	Brian S. Shlissel

William V. Healey, Esq.

Thomas J. Fuccillo, Esq.

Richard Kirk, Esq.

Angela Borreggine, Esq.

David C. Sullivan, Esq.

Christopher J. Perriello, Esq.

Johnathan C. Mathiesen, Esq.